UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2005

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:    March 30, 2005                       By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

                              TECK COMINCO LIMITED
                               200 Burrard Street
                                  Vancouver, BC
                                     V6C 3L9

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

         TAKE NOTICE that the Annual General Meeting of the Shareholders of TECK COMINCO LIMITED will be held in Waterfront Ballroom C, Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on Wednesday, the 27th day of April, 2005, at 11:00 a.m. Pacific Daylight Time, to:

          (a) receive the Annual Report of the Company containing the financial statements for the year ended December 31, 2004 and the report of the Auditor thereon;

          (b)  elect 14 Directors;

          (c) appoint the Auditor and authorize the Directors to fix the Auditor's remuneration; and

          (d) transact such other business as may properly come before the Meeting or any adjournment thereof. Notes:

1. For those shareholders who requested it, a copy of the Annual Report accompanies this Notice of Meeting.

2. A Management Proxy Circular and form of proxy accompanies this Notice of Meeting.

         Registered shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy. A proxy will not be valid unless it is deposited at the offices of CIBC Mellon Trust Company, 1600 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 at least 48 hours before the Meeting.

3. As provided in the CANADA BUSINESS CORPORATIONS ACT, the Directors have fixed a record date of March 11, 2005. Accordingly, shareholders registered on the books of the Company at the close of business on March 11, 2005 are entitled to notice of the Meeting and to vote at the Meeting.

4. If you are a non-registered shareholder and receive these materials through your broker or other intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

         DATED this 4th day of March, 2005.

                                              By Order of the Board of Directors


                                              /s/ Karen L. Dunfee
                                              -------------------
                                              Karen L. Dunfee
                                              Corporate Secretary

                              TECK COMINCO LIMITED

                            MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

         THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF TECK COMINCO LIMITED (THE "COMPANY") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE COMPANY (THE "MEETING") TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING AND AT ANY ADJOURNMENT(S) THEREOF. Solicitation will be made primarily by mail, but may be supplemented by solicitation personally by Directors, officers and employees of the Company without special compensation. The cost of solicitation by management will be borne by the Company. The information contained herein is given as of March 4, 2005, unless otherwise stated.

         The persons named in the accompanying form of proxy are officers and/or Directors of the Company. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY) TO REPRESENT THE SHAREHOLDER AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy, and in either case delivering the completed form of proxy to CIBC Mellon Trust Company, 1600 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 at least 48 hours before the Meeting.

         A shareholder may revoke a proxy by instrument in writing executed by the shareholder or by such shareholder's attorney authorized in writing and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time the proxy is used, or in any other manner permitted by law.

         The shares represented by the persons named in the accompanying form of proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the directions contained therein. If the shareholder specifies a choice on the form of proxy, the shares represented by the persons named in the accompanying form of proxy will be voted accordingly. IN THE ABSENCE OF ANY SUCH DIRECTION, SUCH SHARES WILL BE VOTED: (I) FOR THE ELECTION OF DIRECTORS; AND (II) FOR THE APPOINTMENT OF THE AUDITOR AND TO AUTHORIZE THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION. A simple majority of the votes cast at the Meeting is required to pass the resolutions proposed to be voted on at the Meeting. The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. The management of the Company knows of no such amendments or variations, or of any matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING BY BENEFICIAL SHAREHOLDERS

         THE INFORMATION IN THIS SECTION IS IMPORTANT TO MANY SHAREHOLDERS AS A SUBSTANTIAL NUMBER OF SHAREHOLDERS DO NOT HOLD THEIR SHARES IN THEIR OWN NAME.

         Shareholders who hold shares through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholders WILL NOT appear on the share register of the Company. Such shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of "CDS & Co.", the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. AS A RESULT, BENEFICIAL SHAREHOLDERS SHOULD CAREFULLY REVIEW THE VOTING INSTRUCTIONS PROVIDED BY THEIR BROKER, AGENT OR NOMINEE WITH THIS MANAGEMENT PROXY CIRCULAR AND ENSURE THAT THEY DIRECT THE VOTING OF THEIR SHARES IN ACCORDANCE WITH THOSE INSTRUCTIONS.

         Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder's broker, agent, or nominee is limited to instructing the registered holder of the relevant shares on how to vote such shares on behalf of the Beneficial Shareholder. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to ADP or follow specific telephone or other voting procedures. ADP then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of shares at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A VOTING INSTRUCTION FORM FROM ADP CANNOT USE THAT FORM TO VOTE SHARES DIRECTLY AT THE MEETING. INSTEAD, THE VOTING INSTRUCTION FORM MUST BE RETURNED TO ADP OR THE ALTERNATE VOTING PROCEDURES MUST BE COMPLETED WELL IN ADVANCE OF THE MEETING IN ORDER TO ENSURE THAT SUCH SHARES ARE VOTED.

         These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

         By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the proxy.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

         The Company is authorized to issue an unlimited number of Class A Common shares, Class B Subordinate Voting shares and preference shares. At March 4, 2005 there were outstanding 4,673,453 Class A Common shares, each carrying the right to 100 votes per share, and 197,249,091 Class B Subordinate Voting shares, each carrying the right to one vote per share. The Class B Subordinate Voting shares carry 29.68% of the aggregate voting rights attached to the Class A Common and Class B Subordinate Voting shares.

         With the exception of the shareholders mentioned below, the Directors and officers of the Company do not know of any person or company beneficially owning or exercising direction or control over shares carrying more than 10% of the votes attached to any class of voting securities of the Company.

         Temagami Mining Company Limited ("Temagami") has informed the Company that as at March 4, 2005 it beneficially owned or exercised direction or control over 2,150,000 Class A Common shares (representing 46.00% of the Class A Common shares outstanding) and 430,000 Class B Subordinate Voting shares (representing 0.22% of the Class B Subordinate Voting shares outstanding) of the Company, which shares represent 32.41% of the total votes attached to the combined outstanding Class A Common shares and Class B Subordinate Voting shares . Keevil Holding Corporation beneficially owns 51% of the outstanding shares of Temagami and SMM Resources Incorporated ("SMM"), a wholly owned subsidiary of Sumitomo Metal Mining Co. Ltd. beneficially owns 49% of the outstanding shares of Temagami.

         In addition to the foregoing, SMM has informed the Company that as at March 4, 2005 it beneficially owned and exercised direction or control over 734,500 Class A Common shares and 147,900 Class B Subordinate Voting shares of the Company. Accordingly, SMM exercises voting rights representing 11.07% of the total votes attached to the combined outstanding Class A Common shares and Class B Subordinate Voting shares of the Company.

         As of March 4, 2005, Caisse de depot et placement du Quebec held 773,800 Class A Common shares which represent 16.56% of the Class A Common shares. Those shares, together with 88,455 Class B Subordinate Voting shares (representing 0.04% of the Class B Subordinate Voting shares outstanding) held by it, represent 11.66% of the total votes attached to the combined outstanding Class A Common shares and Class B Subordinate Voting shares of the Company.

SUBORDINATE VOTING SHAREHOLDER PROTECTION

         The attributes of the Class B Subordinate Voting shares contain so-called "Coattail Provisions" which provide that, in the event an offer (an "Exclusionary Offer") to purchase Class A Common shares which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B Subordinate Voting shares on identical terms, then each Class B Subordinate Voting share will be convertible into one Class A Common share. The Class B Subordinate Voting shares will not be convertible in the event an Exclusionary Offer is not accepted by holders of a majority of the Class A Common shares (excluding those shares held by the offeror making the Exclusionary Offer).

         If an offer to purchase Class A Common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a "take-over bid" or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A Common shares, the Coattail Provisions will not be applicable.

         The above is a summary only. Reference should be made to the full text of the Coattail Provisions contained in the articles of the Company, a copy of which may be obtained by writing to the Corporate Secretary of the Company.

RECORD DATE

         Each holder of issued and outstanding Class A Common shares or Class B Subordinate Voting shares of record at the time of the close of business on March 11, 2005, (the "record date") will be given notice of the Meeting and will be entitled to vote at the Meeting, in proxy or by person, the number of shares held by such holder on the record date.

                      PARTICULARS OF MATTERS TO BE ACTED ON

ELECTION OF DIRECTORS

         Directors are elected annually and the Board has determined that the number of Directors to be elected is 14. Unless authority to vote is withheld, the shares represented by the proxies hereby solicited will be voted by the persons named therein for the election of the nominees whose names are set forth below. Of the 14 nominees, 12 are presently members of the Board of Directors and the dates on which they were first elected or appointed are indicated below. The management does not contemplate that any nominee will be unable or unwilling to serve as a Director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the accompanying form of proxy that such shareholder's shares are to be withheld from voting on the election of Directors.

         Each of the following persons is nominated to hold office as a Director until the next Annual Meeting or until his or her successor is duly elected or appointed.


======================================= ============== =========================================================================
J. BRIAN AUNE                           Unrelated (8)  J. Brian Aune joined the Board of Teck Corporation in February 1995 and
Director Since:  1995                                  was a member of the Board of  Cominco from  1997 to the date of the
Shareholdings:                                         merger.  Mr. Aune, a chartered accountant, joined Nesbitt Thomson Inc.
16,500 Class B Subordinate Voting                      in 1966 and served as Chairman and Chief Executive Officer from 1980 to
 3,028 Deferred Share Units                            1990 when he left to become Chairman of St. James Financial Corporation and President, Alderprise Inc., private investment companies.  He is a
                                                       Director of a number of Canadian public and private corporations including BMO Nesbitt Burns Corporation Limited, Constellation Software
                                                       Inc., The CSL Group Inc. and  Investors Group Corporate Class Inc.
                                                       Mr. Aune is a resident of Westmount, Quebec, Canada and is 65. (1),
                                                       (3), (4), (5)
======================================= ============== =========================================================================
LLOYD I. BARBER C.C., S.O.M., LL.D      Unrelated (8)  Lloyd I. Barber has served on the Board of Cominco since 1986 and the
Director Since:  2001                                  Board of Teck Cominco since 2001.  He is a graduate of the University
Shareholdings:                                         of Saskatchewan (B.A. / B. Com.), the University of California in
3,150 Class B Subordinate Voting                       Berkeley (M.B.A.), and the University of Washington (Ph. D.).  He has
3,028 Deferred Share Units                             been President Emeritus of the University of Regina since 1990. He is a
                                                       Trustee of the Fording Canadian Coal Trust , a Director of CanWest
                                                       Global, Molson Inc. and Greystone Capital Management.  Dr. Barber was
                                                       appointed a Companion, Order of Canada in April, 1993.
                                                       Dr. Barber is a resident of Regina Beach, Saskatchewan, Canada and is
                                                       72. (3), (4), (6)
======================================= ============== =========================================================================
JALYNN H. BENNETT                       Unrelated (8)  Jalynn Bennett is President of Jalynn H. Bennett and Associates Ltd., a
C.M.                                                   consulting firm in strategic planning and organizational development in
New Nominee                                            both the public and private sectors.  She holds a degree, specializing
Shareholdings:                                         in economics, from the University of Toronto.  Ms. Bennett is currently
1,000 Class B Subordinate Voting                       a Director of the Canadian Imperial Bank of Commerce and Cadillac
                                                       Fairview Corporation Limited.  She is also a Director of The Hospital for Sick Children Foundation; a member of the Lawrence National Centre for Policy and the Management Advisory Council, Richard Ivey School of
                                                       Business; and a Member of the Canada Millennium Scholarship
                                                       Foundation.  She is a post Commissioner of the Ontario Securities
                                                       Commission and was a member of the Toronto Stock Exchange, Canadian
                                                       Stock Exchange and the Canadian Institute of Chartered Accountants'
                                                       Joint Committee on Corporate Governance (The Saucier Committee).  Ms.
                                                       Bennett is a resident of Toronto, Ontario and is 62.
======================================= ============== =========================================================================



                                     - 5 -

======================================= ============== =========================================================================
HUGH J. BOLTON                          Unrelated (8)  Hugh J. Bolton joined the Board of Cominco in 1998 and the Board of
F.C.A.                                                 Teck Cominco in 2001.  He is a graduate of the University of Alberta
Director Since:  2001                                  (B.A. Economics).  Mr. Bolton was managing partner of Coopers & Lybrand
Shareholdings:                                         Canada from 1984 to 1990 and Chairman and CEO from 1991 to 1998.  He is
5,800 Class B Subordinate Voting                       presently Chairman of Epcor Utilities Inc., Chairman of Matrikon Inc.
3,028 Deferred Share Units                             and a Director of the Toronto Dominion Bank, Canadian National Railway
                                                       Company and the Canadian Diabetes Association.  Mr. Bolton is a resident of  Kelowna, B.C., Canada and is 66. (2)
======================================= ============== =========================================================================
MASAYUKI HISATSUNE                      Unrelated      Masayuki Hisatsune was elected a Director of Teck Cominco in 2002.  He
Director Since:  2002                   (8)            graduated from the University of Tokyo with a degree in (B.A. Sc.)
Shareholdings:                                         Metallurgical Engineering.  Mr. Hisatsune is a Vice-President and
1,000 Class B Subordinate Voting                       Director of Sumitomo Metal Mining America Inc., as well as a Director
3,028 Deferred Share Units                             of several other companies which are subsidiaries of Sumitomo Metal
(9)                                                    Mining Co. (mining and mine development company).
                                                        Mr. Hisatsune a resident of Vancouver, B.C., Canada and is 56. (5)
======================================= ============== =========================================================================
NORMAN B. KEEVIL                        Related (7),   Norman B. Keevil joined the Board of Teck Corporation in 1963 and was a
Director Since:  1963                   (10)           member of the Board of Cominco from 1986 to the date of the merger.  He
Shareholdings:                                         is a graduate of the University of Toronto (B.A. Sc.) and the
209,440 Class A                                        University of California at Berkeley (Ph. D.).  He received an
510,101 Class B Subordinate Voting                     honourary LL.D from the University of B.C. in May, 1993.  He was
 22,715 Restricted Share Units                         Vice-President Exploration at Teck Corporation from 1962 to 1968,
                                                       Executive Vice-President from 1968, President and CEO from 1981 to 2001 and is presently non-executive Chairman of the Board of Teck Cominco.
                                                       He is a Director of Fording Inc. and a Lifetime Director of the Mining
                                                       Association of Canada.  Dr. Keevil was inducted into the Canadian
                                                       Mining Hall of Fame in January, 2004.
                                                       Dr. Keevil is a resident of West Vancouver, B.C., Canada and is 67. (1)
======================================= ============== =========================================================================
NORMAN B. KEEVIL III                    Related (11)   Norman B. Keevil III joined the Board of Teck Corporation in 1997.  He
Director Since:  1997                                  graduated from the University of British Columbia (B.A. Sc.) with a
Shareholdings:                                         Mechanical Engineering degree.  Mr. Keevil is COO and Vice President of
14,000 Class B Subordinate Voting                      Engineering with Triton Logging Inc. of Victoria, B.C.  Prior to
 3,227 Deferred Share Units                            joining Triton, he was President and CEO of Pyramid Automation Ltd., a
                                                       company he helped found in 1998.
                                                       Mr. Keevil is a resident of Victoria, B.C., Canada and is 41.  (6)
======================================= ============== =========================================================================
DONALD R. LINDSAY                       Related (13)   Don Lindsay joined Teck Cominco Limited as President in January 2005
Director Since:  2005                                  and was appointed a Director in February, 2005.  He is a graduate of
Shareholdings:                                         Queens University (B.Sc., Hons.) and Harvard Business School (M.B.A.)
22,500 Deferred Share Units                            Mr. Lindsay was employed by CIBC World Markets Inc. (investment banking) from 1985 to 2004 where he was President of CIBC World Markets
                                                       Inc., Head of Investment and Corporate Banking and Head of the Asia
                                                       Pacific Region.  Mr. Lindsay is a resident of Vancouver, B.C., Canada and  is 46.
======================================= ============== =========================================================================
TAKURO MOCHIHARA                        Unrelated      Takuro Mochihara joined the Board of Teck Corporation in 2000.  He is a
Director Since:  2000                   (8)            graduate of the University of Tokyo, Faculty of Law.  Mr. Mochihara
Shareholdings:                                         held managerial positions with Mitsubishi Canada Ltd. and Mitsubishi
1,000 Class B Subordinate Voting                       Corporation from 1986 to 2000 when he joined Sumitomo Metal Mining Co.
3,028 Deferred Share Units                             (mining and mine development company) as Personal Assistant to the
(9)                                                    President, Corporate Planning Dept. and General Manager, Projects,
                                                       Minerals Resource Division & Non-Ferrous Metal Division.
                                                       Mr. Mochihara is a resident of Tokyo, Japan and is 59. (1)
======================================= ============== =========================================================================



                                     - 6 -

======================================= ============== =========================================================================
WARREN S.R. SEYFFERT                    Related (12)   Warren S. R. Seyffert Q.C. joined the Board of Teck Corporation in 1989
Q.C.                                                   and was a member of the Board of Cominco from 2000 to the date of the
Director Since:  1989                                  merger. He is a graduate of the University of Toronto Law School
Shareholdings:                                         (LL.B.) and York University, Osgoode Hall (LL.M).  He has been a member
30,400 Class B Subordinate Voting                      of the law firm Lang Michener since 1969 and has served as Chair of the
 3,028 Deferred Share Units                            partnership, Chair of the executive committee and national managing partner.  He taught "Law of Corporate Management" for over 12 years at
                                                       Osgoode Hall  Law School.  He is a Director of various public and private corporations including Allstate Insurance Company of Canada,
                                                       Pembridge Insurance Company, The Kensington Health Centre, and St.
                                                       Andrew Goldfields Ltd. and is an Honourary Trustee of the Royal Ontario
                                                       Museum.  Mr. Seyffert is a resident of Toronto, Ontario, Canada and is 64. (6)
======================================= ============== =========================================================================
KEITH E. STEEVES                        Unrelated      Keith E. Steeves joined the Board of Teck Corporation in 1981.  He
F.C.A.                                  (10)           received his Chartered Accountant certification in 1963 in Alberta and
Director Since:  1981                                  in 1964 in British Columbia. Mr. Steeves was Senior Vice-President
Shareholdings:                                         Finance and Administration at Bethlehem Copper Corporation until 1981
15,000 Class B Subordinate Voting                      and an officer of Teck Corporation from 1981-1996.  He is a  member of
 3,028 Deferred Share Units                            the British Columbia and the Canadian Institutes of Chartered
                                                       Accountants.  Mr. Steeves is a resident of Richmond, B.C., Canada and is 72. (2), (4)
======================================= ============== =========================================================================
CHRIS M.T. THOMPSON                     Unrelated (8)  Chris M. T.  Thompson joined the Board of Teck Cominco  in June, 2003.
Director Since:  2003                                  He is a graduate of Rhodes University, SA (BA Law & Economics) and
Shareholdings:                                         Bradford University, UK (MSc).  Mr. Thompson was the CEO and Chairman
35,500 Class B Subordinate Voting                      of the Board of Gold Fields Ltd. from 1998 - 2002 and is currently  the
 3,028 Deferred Share Units                            Chairman of the Board.  He is also Chairman of the World Gold Council, a position he has held since April 2002.
                                                       Mr. Thompson is a resident of Englewood, Colorado, U.S.A. and is  57.
                                                       (2),  (5), (6)
======================================= ============== =========================================================================
DAVID A. THOMPSON                       Related (13)   David A. Thompson became Deputy Chairman and Chief Executive Officer in
Director Since:  1980                                  August 2001, having been a Director of Teck Corporation since 1980 and
Shareholdings:                                         Cominco since 1986.  He is a graduate of the London School of Economics
174,626 Class B Subordinate Voting                     and Harvard Business School (Advanced Management Program).  He was
 22,715 Deferred Share Units                           co-Managing Director of Messina (Transvaal) prior to joining Teck in
                                                       1980 as Chief Financial Officer and has held a variety of senior management positions, including President and Chief Executive Officer of Cominco from 1995 to 2001.  He is a Director of Fording Inc.
                                                       Mr. Thompson is a resident of West Vancouver, B.C., Canada and is 65.
                                                       (1)
======================================= ============== =========================================================================
ROBERT J. WRIGHT  C.M., Q.C.            Unrelated (8)  Robert J. Wright Q.C. served as Chairman of the Board of Teck
Director Since:  1968-1971; 1971-1989                  Corporation from 1994 to 2000 and has been Deputy Chairman since 2000.
and 1994                                               He  was a member of the Board of Cominco from 1994 to the date of the
Shareholdings:                                         merger.  He is currently Lead Director and Chairman of the Corporate
25,000 Class B Subordinate Voting                      Governance & Nominating Committee of Teck Cominco.  Mr. Wright is a
 6,057 Deferred Share Units                            graduate of Trinity College, University of Toronto (B.A.) and Osgoode
                                                       Hall Law School (LL.B.).  He was a partner with Lang Michener from 1964 to 1989 and the Chairman of the Ontario Securities Commission from 1989 to 1993.  He is a Trustee of the Fording Canadian Coal Trust, Chairman
                                                       of the Mutual Fund Dealers Association, Chairman of Armtec
                                                       Infrastructure Income Fund, a Director of  the AARC Foundation and is a
                                                       member of the Investment Committee of the Workplace Safety and
                                                       Insurance Board of Ontario.  Mr. Wright was appointed a Member of the
                                                       Order of Canada in April, 1997.   Mr. Wright is a resident of Toronto,
                                                       Ontario, Canada and is  72. (1), (3), (5)
======================================= ============== =========================================================================

NOTES:

(1)  Member of the Executive Committee of the Board.
(2)  Member of the Audit Committee of the Board.
(3)  Member of the Compensation Committee of the Board.
(4)  Member of the Pension Committee of the Board.
(5)  Member of the Corporate Governance & Nominating Committee of the Board.
(6)  Member of the Environment, Health & Safety Committee of the Board.
(7) N.B. Keevil is a Director of Keevil Holding Corporation and trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation. The holdings of Keevil Holding Corporation are reported under the heading "Voting Shares" in this Circular.
(8) Director who is: (a) not a member of management and is free of any interest and any business, family or other relationship which could reasonably be perceived to interfere with the Director's ability to act with a view to the best interests of the Company other than interests and relationships arising solely from holdings in the Company, and (b) has no direct or indirect material relationship with the Company under proposed multilateral instrument 58-101.
(9) Messrs. Mochihara and Hisatsune are employees of Sumitomo Metal Mining Co. Ltd. ("Sumitomo") and, as such, are required to hold these shares in trust for Sumitomo.
(10) Former officer of the Company.
(11) Family relationship with N.B. Keevil, a former officer.
(12) Counsel to a law firm which provides legal advice to the Company.
(13) Officer of the Company.

SHAREHOLDINGS OF  BOARD MEMBERS AS AT MARCH 4, 2005

o    Total number of Class A Shares held by all Directors: 209,440
o    Total number of Class A Shares held by all non-executive Directors: 209,440
o    Total number of Class B Subordinate Voting Shares held by all Directors:
     793,077
o    Total number of Class B Subordinate Voting Shares held by all non-executive
     Directors: 618,451
o    Total value of Class A Shares held by all Directors: $9,791,320
o    Total value of Class B Subordinate Voting Shares held by all Directors:
     $36,552,920
o    Total value of Class A Shares held by all non-executive Directors:
     $9,791,320
o    Total value of Class B Subordinate Voting Shares held by all non-executive
     Directors: $28,504,405
o Values are based on the closing price of Class A and Class B Subordinate Voting shares on the Toronto Stock Exchange on March 4, 2005.

BOARD OF DIRECTORS MEETINGS HELD AND ATTENDANCE OF DIRECTORS

         The information presented below reflects Board of Directors meetings held and attendance of Directors for the year ended December 31, 2004.

------------------------------------------------------------------- ----------------------------------------------------------
                        SUMMARY OF BOARD &                                          SUMMARY OF ATTENDANCE OF
                   COMMITTEE MEETINGS HELD (1)                                              DIRECTORS
------------------------------------------------------------------- ----------------------------------------------------------
                                                                    Director                         Board       Committee
                                                                                                   Meetings       Meetings
                                                                                                   Attended       Attended

Board of Directors                                            12    J. Brian Aune                  11 of 12       13 of 14
(a)  Audit Committee                                           7    Lloyd I. Barber                12 of 12        9 of 9
(b)  Executive Committee                                       5    Hugh J. Bolton                 12 of 12        7 of 7
(c)  Corporate Governance  & Nominating Committee              3    James W. Gill                  10 of 12        9 of 10
(d)  Compensation Committee                                    3    Masay Hisatsune                12 of 12        3 of 3
(e)  Pension Committee                                         3    Norman B. Keevil               12 of 12        4 of 5
(f)  Environment, Health & Safety Committee                    3    Norman B. Keevil III           10 of 12        3 of 3
                                                                    Takuro Mochihara               11 of 12        5 of 5
                                                                    Warren S.R. Seyffert           12 of 12        3 of 3
                                                                    David R. Sinclair              12 of 12       16 of 16
                                                                    Keith E. Steeves               12 of 12       10 of 10
                                                                    Chris M. T. Thompson            6 of 12        9 of 13
                                                                    David A. Thompson              12 of 12        5 of 5
                                                                    Robert J. Wright (2)           12 of 12       16 of 16
------------------------------------------------------------ ------ ----------------------------- ------------ ---------------

(1) The overall attendance was 93% at Board meetings and 94% at Committee meetings for the year.
(2) Robert J. Wright ceased to be a member of the Audit Committee on October 5, 2004.

APPOINTMENT OF  AUDITOR

         Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote for the reappointment of PricewaterhouseCoopers as the Auditor of the Company to hold office until the next Annual Meeting of Shareholders and to authorize the Directors to fix the Auditor's remuneration. PricewaterhouseCoopers or its predecessor has been the Auditor of the Company for more than 5 years.

AUDITOR'S FEES

         For the years ended December 31, 2004 and 2003, the Company paid the external auditors $2,215,000 as detailed below:


                                                  Year Ended          Year Ended
                                                 2004 ($000)         2003 ($000)
         Audit Services(1)                          1,620               1,514
         Audit Related Services(2)                   302                 256
         Tax Fees(3)                                 256                 439
         All Other Fees (4)                           37                  70

NOTES

(1) Includes services that are provided by the independent auditor in connection with statutory and regulatory filings, principally in respect of the Annual Information Form and this Circular.
(2) Includes assurance and related services by the independent auditor that are related to the performance of the audit, principally for consultation concerning financial accounting and reporting standards.
(3) In 2004 fees are for tax services for expatriate employees ($84,000); domestic and international tax services and advice ($172,000).
(4)  In 2004 fees are for ISO 9001 and 14001 certification.



           REPORT OF THE CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

         As this report goes to press, the guidelines for corporate governance disclosure are in transition. On October 29, 2004, the Canadian Securities Regulators published for comment a uniform national rule requiring Canadian corporations to provide a standard level of disclosure about their corporate governance practices. They also published for comment a uniform national policy setting out guidelines that Canadian corporations should consider when developing their corporate governance practices. At the same time, the TSX published for comments its proposal to replace its current corporate governance requirement with the requirement for issuers to disclose corporate governance practices in accordance with CSA guidelines. The TSX has proposed to remove its guidelines and disclosure requirement for corporate governance once the CSA guidelines and disclosure requirement become effective. Accordingly, the following statement of corporate governance practices continues to address each of the 14 TSX guidelines.

         The Board of Directors is committed to continuous improvement of its corporate governance. The Board makes every effort to foster a culture within Teck Cominco that conforms to the spirit and intent as well as the technical requirements of all laws, regulations and rules which govern us. It is this promise that makes Teck Cominco's corporate governance principles meaningful and effective.

         Our approach to Director independence is set out below. The Company is listed on the Toronto Stock Exchange (TSX) and we follow the TSX guidance on the evaluation of the independence of our Directors and nominees to the Board. The table that follows compares our practices to the 14 principles set out in the TSX Guidelines. Of the 14 nominees to the Board set out in this circular, Mr. Thompson, Deputy Chairman & CEO and Mr. Lindsay, President are members of management and are considered to be related Directors under the guidelines. We use the terms "unrelated" and "independent" interchangeably in this circular.

         Our primary focus is on independence from management and the Board is of the view that ownership of even a significant amount of stock is not, by itself, a bar to a finding of independence. Thus under the guidelines and in the opinion of the Board, Mr. Hisatsune and Mr. Mochihara are unrelated Directors even though they are officers of a significant shareholder, Sumitomo Metal Mining. Dr. Norman Keevil, Chairman is the former CEO of the Company and the Board has determined that he and his son, Norman Keevil III, are related Directors. Information on each of the nominees can be found on pages 4 to 6 of this circular and in the Annual Report. Each nominee is identified as either "related" or "unrelated" and the basis of that determination can be found in the footnotes that follow that disclosure.

         The Board has appointed the Deputy Chairman, Mr. Wright, who is unrelated as the Lead Director and Chairman of the Corporate Governance & Nominating Committee. A majority of the Board and the nominees to the Board are unrelated. The Audit Committee, Corporate Governance & Nominating and Compensation committees are comprised entirely of unrelated Directors.



                             GOVERNANCE ACHIEVEMENTS

         The Board continued to focus on continuous improvement on the best way to maximize shareholder value. Governance achievements in the last year include the following initiatives:

          o the majority of the Board of Directors are unrelated or independent under the TSX guidelines and the proposed CSA governance guidelines;

          o all key Committees (Audit, Compensation and Corporate Governance and Nominating) are comprised entirely of independent Directors;

          o Directors are required to hold 15,000 shares and have been given five years to achieve that level of shareholding;

          o adopted a formal Board mandate (a copy follows this governance statement) as well as position descriptions for the Chairman and Lead Director;

          o the mandate of the Audit Committee was reviewed and revised in response to evolving regulatory developments and best practices;

          o the structure of all key Committees was reviewed and the structure of each Committee optimized to take advantage of the diverse skills and experience of our Directors;

          o discontinued the practice of issuing stock options to non-executive Directors and adopted, in its place, restricted share unit and deferred share unit plans to further align the interest of Directors with those of shareholders;

          o continued the practice of bi-annual Board survey and evaluation and a self-assessment of individual Directors' performance.

          The Company has adopted a Code of Ethics which is monitored annually. A copy of the Code is posted on the Company's website @
          WWW.TECKCOMINCO.COM.


Presented by the Committee:

          R. J. Wright, Chairman
          J. B. Aune
          M. Hisatsune
          C. M. Thompson


                        MANDATE OF THE BOARD OF DIRECTORS


         The Board of Directors is responsible for the stewardship of the Company. The Board has implemented a system of corporate governance that is designed to assist the Board in overseeing the management of the business and affairs of the Company. Management of the Company and execution of the strategic plan is delegated to the Chief Executive Officer and management. The Board provides guidance and direction to management in pursuit of the Company's goals and strategic plans. The Board is responsible for:

(a) selecting, setting goals for, monitoring the performance of and planning for the succession of the Chief Executive Officer (CEO) and satisfying itself as to the integrity of the CEO and the other senior officers and satisfying itself that they create a culture of integrity throughout the organization;

(b)  succession planning, including the training and monitoring of Management;

(c) with the advice of the Compensation Committee, approving the compensation of the senior management team and approving an appropriate compensation program for the Company's personnel;

(d) adopting a strategic planning process in approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(e) identifying the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage those risks;

(f) adopting a communication and continuous disclosure policy for the Company and monitoring its implementation;

(g) overseeing the policies and procedures implemented by Management to ensure the integrity of the Company's internal control, financial reporting and management information systems;

(h) adopting an appropriate, formal orientation program for new Directors and ongoing education sessions on the various business units and strategies of the Company for all Directors;

(i) appointing Board committees, however designated, and delegating to any such Board committees any of the powers of the Board except those which pertain to items which, under the CANADA BUSINESS CORPORATIONS ACT, a Board committee has no authority to exercise;

(j) determining whether individual Directors meet the requirements for independence set out in the rules of the stock exchange and securities regulatory authorities to which the Company is subject, and make such disclosures as are required with respect to that determination; and

(k) developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Teck Cominco.

DECISIONS REQUIRING BOARD APPROVAL

         The Deputy Chairman and CEO has been delegated by the Board the authority to approve individual commitments and expenditures for any corporate purpose up to a maximum of $4 million per item or group of similar items. The CEO is also authorized to approve commitments and expenditures of any amount for purposes that have appeared in a financial plan or otherwise adopted by the Board of Directors. Projects involving expenditures or commitments in excess of these limits must receive Board approval. The Board retains responsibility for significant changes in the Company's affairs such as approval of major capital expenditures, new debt financing arrangements and significant investments, acquisitions and divestitures. No securities can be issued without the authorization of the Board and the Board must specifically authorize the purchase, redemption or other acquisition of shares issued by the Company.

MEASURES FOR RECEIVING FEEDBACK FROM SECURITY HOLDERS

         The Company has an investor relations department which is responsible for communications with investors. Investors have the opportunity to provide feedback to the Company via the investor relations group through email at the Company's website, through direct or telephone contact with the investor relations officer (a contact person is identified in each press release) and through regular mail service. In addition, the Company regularly has face-to-face meetings with investment analysts and institutional investors where feedback is provided directly to the investor relations officer and senior management present at the meeting. The investor relations department responds to all investor enquiries in a timely manner either directly, or by passing the request along to the appropriate department in the Company for their response. Investor feedback is evaluated by the Director of Investor Relations and summarized for senior management. This evaluation takes into account the nature and frequency of the feedback and the sensitivity of the subject under discussion. Significant shareholder comments and analysts reports on the Company are reported quarterly to the Board.

EXPECTATIONS OF MANAGEMENT

         The day-to-day management of the Company and its operations is the responsibility of management under the direction of the CEO. The Board expects management to manage and maintain the Company's operations efficiently and safely. The Board has adopted a Code of Ethics that requires each employee to maintain the highest ethical standards of behaviour while conducting the Company's business.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

               ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES

----------------------------------------------------- ------------------ ----------------------------------------------------------
                                                            DOES
                                                        TECK COMINCO
      TSX GUIDELINES                                       COMPLY?                               COMMENTS
----------------------------------------------------- ------------------ ----------------------------------------------------------
1.   The Board should explicitly assume                      YES         A written mandate codifying existing policies and
     responsibility for the stewardship of the                           reflecting  the guidelines proposed by the CSA as well
     Company and, as part of the overall                                 as the provisions of the Sarbanes-Oxley Act of 2002 has
     stewardship responsibility, should assume                           been adopted (see pages 10, 11).
     responsibility for the following matters:

     (a) adoption of a strategic planning process            Yes         The Board holds a two day strategic planning session
         and approval of a strategic plan which                          each year during which reports from management and
         takes into account the opportunities and                        operations are presented and reviewed, and action plans
         risks of the business;                                          developed.  Updates are presented at each quarterly
                                                                         Board meeting.

----------------------------------------------------- ------------------ ----------------------------------------------------------
     (b) identification of principal risks and the           Yes         Principal business risks are assessed by the Board
         implementation of appropriate risk                              during the annual review of the strategic plan. The
         management systems;                                             Board is assisted by the Audit Committee which reviews
                                                                         at its regular meetings financial risk management
                                                                         systems with management and the external auditors.
                                                                         The Corporate Environment and Risk Management Committee,
                                                                         a senior management committee chaired by the CEO, is
                                                                         mandated by the Board to anticipate, evaluate and
                                                                         respond to major risks affecting the Company.  This
                                                                         Committee meets quarterly to review operating and
                                                                         corporate risk management policies and procedures and to
                                                                         review the results of environmental audits and the
                                                                         environmental performance of operations.  The Committee
                                                                         prepares an annual risk management report for review by
                                                                         the full Board.

----------------------------------------------------- ------------------ ----------------------------------------------------------
     (c) succession planning, including the                  Yes         This responsibility is assumed by the full Board and
         appointment, training and monitoring of                         succession, promotion and training matters are reviewed
         senior management;                                              by the Board in conjunction with its review of the
                                                                         strategic  plan.  The  Company has a  succession
                                                                         planning process which includes periodic review of
                                                                         succession issues. Senior management are appointed by
                                                                         the Board.  An annual Human Resources report updates
                                                                         succession and leadership development plans and
                                                                         discusses the Company's performance improvement and
                                                                         competency development plan.

----------------------------------------------------- ------------------ ----------------------------------------------------------


                                     - 13 -

----------------------------------------------------- ------------------ ----------------------------------------------------------
                                                            DOES
                                                        TECK COMINCO
      TSX GUIDELINES                                       COMPLY?                               COMMENTS
----------------------------------------------------- ------------------ ----------------------------------------------------------
     (d) communication policies which should be              Yes         Quarterly media releases of financial results are
         reviewed annually and address how the                           reviewed by the Disclosure Committee, a management
         Company interacts with its shareholders,                        committee comprised of senior finance, legal,
         ensures continuous and timely disclosure                        environment, and operating officers and chaired by the
         and avoids selective disclosure.                                CEO, and are approved by the Audit Committee.  Other
                                                                         media releases and communications are co-ordinated by
                                                                         the Company's Public Affairs Department.  The Company
                                                                         has adopted a Corporate Disclosure, Confidentiality and
                                                                         Insider Trading Policy which among other things covers
                                                                         continuous and timely disclosure and prohibits selective
                                                                         disclosure.  The Company's legal department oversees and
                                                                         monitors these matters and an annual review is required
                                                                         by the Board.
----------------------------------------------------- ------------------ ----------------------------------------------------------

     (e) integrity of internal control and                   Yes         A comprehensive review of internal controls and
         management information systems.                                 management information systems is completed annually by
                                                                         the Internal Audit Department.   The Audit Committee
                                                                         reviews internal controls and management information
                                                                         systems with management, the independent auditors and
                                                                         the internal auditor.

----------------------------------------------------- ------------------ ----------------------------------------------------------
2.   (a) A Majority of Directors should be                   Yes         The current Board consists of 14 Directors, 8 of whom
         "unrelated". (i.e. not part of management,                      are unrelated Directors.
         free from any conflicting interests or
         relationships and having  no direct or
         indirect material relationship with the
         Company under proposed multilateral
         instrument 58-101).

----------------------------------------------------- ------------------ ----------------------------------------------------------
     (b) The Board should include a number of                Yes         No shareholder has the ability to exercise a majority of
         Directors who do not have interests in or                       the votes for the election of the Board of Directors.
         relationships with either the Company or                        Six of the 14 nominated Directors have no interest or
         its significant shareholders.                                   relationship with the Company or any of the companies
                                                                         listed on pages 2 and 3 of this Circular as holding more
                                                                         than 10% of the voting shares.

----------------------------------------------------- ------------------ ----------------------------------------------------------
3.   Disclose whether or not each Director is                Yes         The table on pages 4 - 6  of the Circular sets out the
     related and how that conclusion was determined.                     principal occupation/employment of each proposed
                                                                         Director together with a brief biography and discloses
                                                                         whether or not such Director is related.  The Corporate
                                                                         Governance & Nominating Committee reviews the status of
                                                                         individual Directors annually on the basis of their
                                                                         responses to a questionnaire.  Under the TSX Guidelines,
                                                                         the Committee has determined that 8 of the current 14
                                                                         Directors are considered to be unrelated.  The basis for
                                                                         that conclusion with respect to each Director is set out
                                                                         in the footnotes to the table on pages 4 - 6.

----------------------------------------------------- ------------------ ----------------------------------------------------------
4.   Appoint a Committee composed exclusively                Yes         The Board has assigned this responsibility to the
     of outside (non-management) Directors, a                            Corporate Governance & Nominating Committee. All
     majority of whom are unrelated, which                               members of the Corporate Governance & Nominating
     committee is responsible for proposing                              Committee are unrelated and outside Directors.
     nominees for appointment and for assessing
     Directors.

----------------------------------------------------- ------------------ ----------------------------------------------------------



                                     - 14 -

----------------------------------------------------- ------------------ ----------------------------------------------------------
5.   Implement a process for assessing the                   Yes         The Corporate Governance & Nominating Committee is
     effectiveness of the Board, its Committees and                      responsible for evaluating the effectiveness of the
     the contribution of individual Directors.                           Board and its Committees.  The Company's Board
                                                                         Effectiveness Questionnaire is completed bi-annually and
                                                                         the results are reported to the Corporate Governance &
                                                                         Nominating Committee and the Board.  This survey
                                                                         solicits frank comment to evaluate Board and Committee
                                                                         performance, the timeliness and quality of materials and
                                                                         effectiveness of meetings.  Individual Directors
                                                                         complete a self-assessment questionnaire, which is
                                                                         reviewed with the Lead Director.  The Lead Director
                                                                         meets with individual Directors to address any issues
                                                                         raised in the assessment process.

----------------------------------------------------- ------------------ ----------------------------------------------------------
6.   Provide orientation and education programs for          Yes         An orientation and education program which includes a
     new Directors and continuing education for all                      comprehensive information manual and presentations by
     Directors.                                                          senior  managers is provided to new Directors.  The
                                                                         Board regularly receives educational presentations and
                                                                         briefings.

----------------------------------------------------- ------------------ ----------------------------------------------------------
7.   Consider size and composition of the Board              Yes         The Board periodically assesses its effectiveness and
     with a view to establishing and facilitating                        considers such matters as size and composition. The
     effective decision-making.                                          Corporate Governance & Nominating Committee assists it
                                                                         in these matters.   The table on pages 4 - 6  provides a
                                                                         brief biography of each of the 14 proposed Directors.

----------------------------------------------------- ------------------ ----------------------------------------------------------
8.   (a) A Board Committee should review the                 Yes         Directors' compensation is reviewed annually by the
         adequacy and form of compensation of                            Corporate Governance & Nominating Committee in
         Directors and senior management in light                        consultation with the Compensation Committee.
         of risks and responsibilities.                                  Management's compensation is set by the Compensation
                                                                         Committee which reports to the Board. Directors'
                                                                         compensation is designed to align the interests of
                                                                         Directors with the return to shareholders and both
                                                                         Management and Directors' compensation take into account
                                                                         comparables from surveys of similar companies.

----------------------------------------------------- ------------------ ----------------------------------------------------------
     (b) The Compensation Committee should be                Yes         All 3 members of the Compensation Committee are outside
         composed solely of unrelated Directors.                         and unrelated Directors.

----------------------------------------------------- ------------------ ----------------------------------------------------------
9.   Board Committees should generally be composed           Yes         The Board Committees are generally composed of outside
     of outside Directors, a majority of whom are                        Directors, a majority of whom are unrelated Directors.
     unrelated.                                                          The Audit Committee, Corporate Governance & Nominating
                                                                         Committee and Compensation Committee are composed
                                                                         exclusively of outside and unrelated members.  The
                                                                         Committee Chairmen are:  Hugh Bolton (Audit Committee),
                                                                         Brian Aune (Compensation Committee), Robert Wright
                                                                         (Corporate Governance & Nominating Committee) and Warren
                                                                         Seyffert (Environment, Health & Safety).

----------------------------------------------------- ------------------ ----------------------------------------------------------
10.  Appoint a Committee responsible for                     Yes         This responsibility is assigned to the Corporate
     corporate governance issues, including                              Governance & Nominating Committee.  See report on page 8
     developing responses to the TSX Guidelines.                         outlining its recent actions.

----------------------------------------------------- ------------------ ----------------------------------------------------------



                                     - 15 -

----------------------------------------------------- ------------------ ----------------------------------------------------------
11.  (a) Develop position descriptions for the               Yes         The Corporate Governance Policies of the Company augment
         Board and CEO which include limits to                           the position descriptions set out in the Company's
         management's responsibilities.                                  By-laws and cover the Board and the CEO,  as well as
                                                                         senior management and financial officers.  A separate
                                                                         position description has been drafted for the CEO to
                                                                         reflect the proposed CSA guidelines and the provisions
                                                                         of the Sarbanes-Oxley Act of 2002 in the United States.
                                                                         The Board has passed an expenditure authorization
                                                                         resolution that sets limits to management's
                                                                         responsibilities.

----------------------------------------------------- ------------------ ----------------------------------------------------------
     (b) The Board should approve the CEO's                  Yes         The CEO's performance is measured against the strategic
         corporate objectives and assess his or her                      plan and corporate objectives set by the Board. The
         performance.                                                    Compensation Committee reviews and reports to the Board
                                                                         on the adequacy of the CEO's compensation based on,
                                                                         among other things,  performance against these targets.
                                                                         See Report On Executive Compensation at page 25.

----------------------------------------------------- ------------------ ----------------------------------------------------------
12. The Board should establish procedures and                            The Chair of the Board is not a member of management.
     structures that enable the Board to function            Yes         Additionally, the Board has a Lead Director who is an
     independently of management which structure                         outside and an unrelated Director with specific
     could include a Chair who is not part of                            responsibility for maintaining the independence of the
     management or a Lead Director.                                      Board. The Corporate Governance & Nominating Committee
                                                                         also provides a forum without management's presence to
                                                                         receive any expression of concern from a Director,
                                                                         including a concern regarding the independence of the
                                                                         Board from management.  The Board has adopted the policy
                                                                         of meeting  without management at each of its in-person
                                                                         meetings.

----------------------------------------------------- ------------------ ----------------------------------------------------------
13.  All members of the Audit Committee should               Yes         All of the Audit Committee members are unrelated and
     be unrelated Directors;  all members should be                      independent (as defined by the proposed CSA Guidelines)
     "financially literate", and at least one                            Directors.  All of the  members are financially literate
     member should have "accounting or related                           and three members have accounting or related financial
     financial experience".  The Audit Committee                         experience, as well as auditing expertise.  The
     should follow procedures and duties referred                        Committee follows the requisite procedures  set out in
     to in the TSX Guidelines, with respect to its                       its Mandate. (See "Audit Committee" on page 16 of this
     roles and responsibilities, and direct                              Circular.)  The Chairman, Hugh J. Bolton, has been
     communication channels with internal and                            designated by the Board as the Audit Committee Financial
     external auditors, and oversight                                    Expert.  The Audit Committee has direct communication
     responsibility for management reporting on                          channels with the internal and external auditors.  The
     internal control.                                                   Committee has oversight responsibility for management
                                                                         reporting on internal controls.  The Audit Committee has
                                                                         a detailed  Mandate which has been recently amended by
                                                                         the Board to include updated rules and guidelines
                                                                         proposed by various regulatory authorities.  The
                                                                         Committee's Mandate is posted on the Company's website
                                                                         at WWW.TECKCOMINCO.COM.

----------------------------------------------------- ------------------ ----------------------------------------------------------
14.  The Board should implement a system to enable           Yes         In addition to the Audit Committee and the Corporate
     individual Directors to engage outside                              Governance & Nominating Committee, the  Board has issued
     advisors at the Company's expense, subject to                       a general authority to individual Directors to engage
     the approval of an appropriate committee.                           outside advisers  at the Company's expense after
                                                                         approval from the Corporate Governance & Nominating
                                                                         Committee.
----------------------------------------------------- ------------------ ----------------------------------------------------------

                    MANDATE AND REPORT OF THE AUDIT COMMITTEE

         The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Teck Cominco Limited is to provide an open avenue of communication between management, the external auditor, the internal auditors and the Board and to assist the Board in its oversight of the:

o integrity, adequacy and timeliness of the Company's financial reporting and disclosure practices;

o processes for identifying and managing the principal financial reporting risks of the company and the Company's internal control systems that ensure fair, complete and accurate financial reporting;

o Company's compliance with legal and regulatory requirements related to financial reporting;

o    independence and performance of the Company's external auditor; and

o audit plans, programs and results of audits performed by the Company's internal audit department.

         The Committee shall also perform any other activities consistent with this Mandate, the Company's by-laws and governing laws as the Committee or Board deems necessary or appropriate.

         The Audit Committee is made up of four independent members of the Board. All of the members of the Committee are financially literate and the Chairman, Hugh J. Bolton, who is independent of management, has been appointed by the Board as the "audit committee financial expert" as that term is defined by the U.S. Securities and Exchange Commission implementing Sections 406 and 407 of the Sarbanes-Oxley Act of 2002. At six of the seven meetings held during the year, the Committee met privately with the external and internal auditors to review the management of the Company's finances, its financial reporting procedures and the effectiveness of the audit process.

         The Audit Committee is responsible for reviewing annual financial statements, the MD&A and earnings press releases before approval by the Board and quarterly financial statements, interim MD&A and press release and other financial information before publication. The Committee's Mandate, setting out its authorities and responsibilities, and its Key Practices are available on the Company's website, WWW.TECKCOMINCO.COM or upon request from the Corporate Secretary.

         The Audit Committee has:

o reviewed and discussed with management the audited financial statements as at December 31, 2004;

o discussed with management, the external and the internal auditors the program to review, document and test the systems of internal controls throughout the Company as required by section 404 of the U.S. Sarbanes-Oxley Act of 2002;

o discussed with the external auditors the audit plans and results and all matters pertaining to professional auditing guidelines and standards in Canada and the United States, including the auditor's independence;

o received the written disclosures from the external auditors recommended by the Canadian Institute of Chartered Accountants;

o obtained assurances from management and the external auditors that the Company is in full compliance with legal and regulatory requirements related to financial reporting;

o ensured that an adequate system is in place for employees to report on a confidential and anonymous basis accounting, auditing, financial reporting and disclosure practices they find questionable.

         Based on this information, the Committee recommended to the Board of Directors that the audited financial statements be approved and included in the Annual Report to Shareholders.

         The Committee annually reviews its Mandate and in November, 2004 revised its Mandate in light of recent regulatory initiatives in the United States and Canada. In particular, the Committee reviewed the Company's use of the external auditors for non-audit services. A detailed breakdown of fees is set out on page 8 of this Circular. The Mandate requires that all non-audit services be pre-approved by the Committee prior to commencement. In addition, the Committee has prohibited the use of the external auditors for the following non-audit services:

o bookkeeping or other services related to the accounting records or financial statements;

o    financial information systems design and implementation;

o appraisal or valuation services, fairness opinions or contribution-in-kind reports;


o    actuarial services;

o    internal audit outsourcing services;

o    management functions or human resources functions;

o    broker or dealer, investment advisor, or investment banking services;

o    legal services;

o    expert services unrelated to the audit; and

o all other non-audit services unless there is a strong financial or other reason for the external auditors to provide those services.

         On the recommendation of the Committee, the shareholders have appointed PricewaterhouseCoopers as the Auditor of the Company. The Committee, after discussion with PricewaterhouseCoopers, have retained KPMG to conduct the audits of the Company's metallurgical operations, Polaris mine operations and Toronto sales office. This has enabled the Company to take advantage of the considerable experience of KPMG with those operations as the auditors of the former Cominco Ltd.

  THE FOLLOWING IS A BRIEF SUMMARY OF THE AUDIT COMMITTEE'S ACTIVITIES IN 2004.

EXTERNAL AUDITOR

The Committee:

o reviewed the overall scope, plans and results of the annual audit with the external auditors and management;

o reviewed the performance of the external auditors and recommended re-appointment for shareholders' approval;

o reviewed the independence of the external auditors including a review of non-audit services and on the auditor's written assurance of its relationships with the Company and its compensation;

o required prior approval by the Committee of all services provided by the external auditors; and

o    approved the fees payable to the external auditors.

INTERNAL AUDITOR

The Committee:

o    reviewed the independence of the internal auditors; and

o reviewed with the Director, Internal Audit the mandate, qualifications, resources and annual work plan of the Internal Audit Department and the results of internal audits.

FINANCIAL REPORTING

The Committee:

o reviewed the annual and interim financial statements and other financial disclosures with management and the external auditors prior to publication. That review included a discussion of matters required or recommended to be disclosed under generally accepted accounting principles and securities regulations and laws. The Deputy Chairman of the Committee attended a meeting of management's Disclosure Committee to observe and assess senior management's efforts to ensure full disclosure in financial news releases.

SELF ASSESSMENT

The Committee:

o in pursuit of continuous improvement, continued the process for assessing its effectiveness. As a result of discussions stimulated by a survey completed by Committee members, senior financial management and the external and internal auditors in 2004, a number of improvements were made to the Committee's activities.



Presented by the Committee:

         H. J. Bolton, Chairman
         D. R. Sinclair
         K. E. Steeves, Deputy Chairman
         C. M. Thompson

                       STATEMENT OF EXECUTIVE COMPENSATION


1.       DEFERRED SHARE UNITS AND RESTRICTED SHARE UNITS

         Effective April 28, 2004 Directors and Senior Executive Officers were eligible to participate in the Company's Deferred Share Unit Plan ("DSU") or Restricted Share Unit Plan ("RSU"). These Plans provide for an annual grant to each Director and certain Senior Executive Officers (who receive one-half of their stock based compensation in the form of a Stock Option). Non-executive Directors also have the right to elect on an annual basis, to receive some or all of their annual retainer in DSU's. Dividend equivalents will be credited to a participant's account in the form of additional DSU's or RSU's as of each payment date in respect of which cash dividends are paid on the Class B Subordinate Voting shares. In the case of the Senior Executive Officers, DSU's and RSU's vest on the third anniversary of the end of the calendar year immediately preceding the date of grant. DSU's are paid out in cash on termination of employment, retirement or death. DSU's for Directors are paid out in cash when the participant ceases to be a member of the Board. RSU's are paid out in cash prior to the third anniversary of the year ended immediately prior to the grant.

         As of December 31, 2004, Directors and Senior Executive Officers held a total of 95,990 DSU's and 22,715 RSU's.

2.       COMPENSATION OF EXECUTIVE OFFICERS

         The following table sets forth all annual compensation paid in respect of the Named Executive Officers (as defined in applicable securities legislation) of the Company at December 31, 2004.

                           SUMMARY COMPENSATION TABLE

========================= ======= ========================================= ========================================== =============
                                            Annual Compensation                             Long-Term
                                                                                          Compensation
                                                                                              Awards
                                            -------------------                           ------------

Name and Principal
      Position             Year                                                                                         All Other
                                                                                                                       Compensation
                                                                                                                            ($)
                                    Salary        Bonus     Other Annual    Securities Under           Units
                                                           Compensation(1)       Option          Subject to Resale
                                                                             (Class B Shares)     Restrictions(2)

                                      ($)          ($)           ($)            (Number)
                                                                                               ----------- -----------
                                                                                                  ($)         (#)
                                                                                               ----------- ----------- -------------
------------------------- ------- ------------- ---------- ---------------- ------------------ ----------- ----------- -------------
D.A. Thompson              2004    1,075,000     917,700          -              75,000         460,111      22,715          -
Chief Executive Officer    2003    1,000,000     573,500          -              150,000          n/a         n/a            -
and Deputy Chairman        2002       927,500    500,000          -              153,000          n/a         n/a            -

------------------------- ------- ------------- ---------- ---------------- ------------------ ----------- ----------- -------------
M.P. Lipkewich             2004     512,500      500,000          -              30,000         184,010      9,085           -
Senior Vice President,     2003     490,000       90,000          -              60,000           n/a         n/a            -
Mining                     2002     460,174       50,000          -              83,500           n/a         n/a            -

------------------------- ------- ------------- ---------- ---------------- ------------------ ----------- ----------- -------------
J.G. Taylor                2004     485,000      100,000          -              25,000         153,345      7,571           -
Senior Vice President,     2003     470,000      50,000           -              40,000           n/a         n/a            -
Finance and Chief          2002     449,775      100,000          -              43,500           n/a         n/a            -
Financial Officer
------------------------- ------- ------------- ---------- ---------------- ------------------ ----------- ----------- -------------
R. A. Brain                2004     358,750      224,900          -              25,000         153,345      7,571           -
Senior Vice President,     2003     340,000      153,600          -              40,000           n/a         n/a            -
Marketing & Refining       2002     306,250      111,500          -              40,000           n/a         n/a            -
------------------------- ------- ------------- ---------- ---------------- ------------------ ----------- ----------- -------------
P. C. Rozee                2004     351,250      150,000          -              15,000          91,993      4,542           -
Vice President,            2003     340,000       50,000          -              40,000           n/a         n/a            -
Commercial & Legal         2002     325,000      100,000          -              19,000           n/a         n/a            -
Affairs
========================= ======= ============= ========== ================ ================== =========== =========== =============


NOTES:

     (1) Perquisites and other personal benefits for each of the above officers in the periods covered did not exceed the lesser of $50,000 and 10% of his total salary and bonus for the respective year.

     (2) Dividend equivalents will be credited to a participant's account in the form of additional DSU's or RSU's as of each payment date in respect of which cash dividends are paid on the Class B Subordinate Voting shares. The units vest on the third anniversary of the end of the calendar year immediately preceding the grant.

3.       OPTIONS TO PURCHASE SECURITIES

         The following table sets forth information concerning individual grants of options to purchase Class B Subordinate Voting Shares of the Company made during 2004 to each of the Named Executive Officers of the Company.


  ===================== ================== ================ ============== ====================== ====================
                                                                              Market Value of
                                             % of Total                         Securities
                             No. of            Options       Exercise or    Underlying Options
                        Securities Under     Granted to      Base Price    on the Date of Grant
                             Options        Employees in
          Name             Granted(1)           2004        ($/Security)       ($/Security)         Expiration Date
  --------------------- ------------------ ---------------- -------------- ---------------------- --------------------
  D.A. Thompson              75,000             8.9%            25.09              25.09           20 February 2010
  --------------------- ------------------ ---------------- -------------- ---------------------- --------------------
  M.P. Lipkewich             30,000             3.6%            25.09              25.09           20 February 2010
  --------------------- ------------------ ---------------- -------------- ---------------------- --------------------
  J.G. Taylor                25,000             2.9%            25.09              25.09           20 February 2010
  --------------------- ------------------ ---------------- -------------- ---------------------- --------------------
  R. A. Brain                25,000             2.9%            25.09              25.09           20 February 2010
  --------------------- ------------------ ---------------- -------------- ---------------------- --------------------
  P. C. Rozee                15,000             1.8%            25.09              25.09           20 February 2010
  ===================== ================== ================ ============== ====================== ====================

NOTES:

     (1)  Options vest in equal amounts over 3 years.

4.       YEAR-END VALUE OF OPTIONS HELD BY NAMED EXECUTIVE OFFICERS

         The value of options held by each Named Executive Officer at year-end is set out in the table below.

======================================================================================================================
                                Aggregated Option Exercises During the Most Recently
                            Completed Financial Year and Financial Year-End Option Values
----------------------------------------------------------------------------------------------------------------------
          Name                                                                              Value of Unexercised
                              No. of        Aggregate                                           In the Money
                            Securities        Value       No. of Unexercised Options              Options
                            Acquired on      Realized             at FY-End                    At FY-End ($)
                             Exercise           ($)       Exercisable/Unexercisable     Exercisable/Unexercisable(1)
------------------------- ---------------- ------------- ----------------------------- -------------------------------
D. A. Thompson (2)            153,000       2,853,530          812,000 / 75,000             19,725,750 / 887,250
------------------------- ---------------- ------------- ----------------------------- -------------------------------
M. P. Lipkewich               130,000       2,584,750          193,500 / 30,000             4,488,870 / 354,900
------------------------- ---------------- ------------- ----------------------------- -------------------------------
J. G. Taylor                  95,000        1,607,500          108,500 / 25,000             2,543,170 / 295,750
------------------------- ---------------- ------------- ----------------------------- -------------------------------
R. A. Brain (2)               90,000        1,274,398          98,000 / 25,000              2,382,760 / 295,750
------------------------- ---------------- ------------- ----------------------------- -------------------------------
P. C. Rozee                   25,000         407,250           112,000 / 15,000             2,746,170 / 177,450
========================= ================ ============= ============================= ===============================

NOTE:

     (1) Maximum value at December 31, 2004 calculated by determining the difference between the market value of the Class B Subordinate Voting shares underlying the options at December 31, 2004, and the exercise price of the options.

     (2) Includes options converted from former Cominco Ltd. options on July 20, 2001.

5.       PENSION PLAN FOR EXECUTIVE AND QUALIFIED SENIOR SALARIED EMPLOYEES

         The Company's Pension Plan for Executive and Qualified Senior Salaried Employees (the "Retirement Plan") provides defined retirement benefits for covered salaried employees and is qualified under the INCOME TAX ACT OF CANADA (the "Income Tax Act"). Participants in the Retirement Plan become 100% vested after 2 years of service. Qualified Executive Officers are entitled to unreduced retirement benefits beginning at age 60 with reduced benefits payable for any participant who elects early retirement. The normal annual retirement benefits are equal to two percent of the participant's average annual earnings (not including bonuses and Director's fees) for the highest thirty-six consecutive months of earnings immediately prior to retirement, multiplied by the participant's years of service.

         The following table illustrates the total annual normal retirement benefits that would be provided at age 60 under the benefit formula in the Retirement Plan, the specified remuneration and the years of service classifications, on a straight-life annuity basis with ten years guaranteed. The amounts in the table have not been reduced by any Canada Pension Plan benefit nor do they reflect the annual limit on Retirement Plan benefits under the Income Tax Act. The table assumes retirement at the end of 2004. At that time the Named Executive Officers had the following average annual earnings and years of service: Mr. Thompson $998,670, 25 years; Mr. Lipkewich $487,500, 34 years; Mr. Taylor $469,013, 27 years; Mr. Rozee, $339,503, 4 years.

                               PENSION PLAN TABLE

---------------------------- ----------------------------------------------------------------------
       Remuneration                                    Years of Service
            ($)
                                  20            25            30            35            40
---------------------------- ------------- ------------- ------------- ------------- --------------
           400,000             160,000       200,000       240,000       280,000        320,000
---------------------------- ------------- ------------- ------------- ------------- --------------
           600,000             240,000       300,000       360,000       420,000        480,000
---------------------------- ------------- ------------- ------------- ------------- --------------
           700,000             280,000       350,000       420,000       490,000        560,000
---------------------------- ------------- ------------- ------------- ------------- --------------
           800,000             320,000       400,000       480,000       560,000        640,000
---------------------------- ------------- ------------- ------------- ------------- --------------
           900,000             360,000       450,000       540,000       630,000        720,000
---------------------------- ------------- ------------- ------------- ------------- --------------
         1,000,000             400,000       500,000       600,000       700,000        800,000
---------------------------- ------------- ------------- ------------- ------------- --------------
         1,100,000             440,000       550,000       660,000       770,000        880,000
---------------------------- ------------- ------------- ------------- ------------- --------------
         1,200,000             480,000       600,000       720,000       840,000        960,000
---------------------------- ------------- ------------- ------------- ------------- --------------


         Executive Retirement Agreements (the "Executive Agreements") made between the Company and the Chief Executive Officer and key executives designated by the Compensation Committee provide for supplemental retirement benefits beginning at age 60 or, with the consent of the Company, upon completion of ten years of continuous service. The retirement benefit under the Executive Agreements is an amount equal to two and one-half percent of the executive's average annual earnings (not including bonuses and Director's fees) paid by the Company to the executive during the highest thirty-six consecutive months of earnings, multiplied by the number of years of service with the Company, minus the amount payable to the executive pursuant to the Retirement Plan.

         The following table illustrates the annual supplemental retirement benefits that would be provided under the Executive Agreements in specified remuneration and years of service classifications. This table assumes retirement at the end of 2004. At such time, the Named Executive Officers, Messrs. Thompson, Lipkewich and Taylor had Executive Agreements, and salaries and years of service identical to those determined under the Retirement Plan.

                          EXECUTIVE AGREEMENT BENEFITS

----------------------------- ----------------------------------------------------------------------
        Remuneration                                    Years of Service
            ($)
                                   20           25            30            35             40
----------------------------- ------------- ------------ ------------- -------------- --------------
            400,000               40,000       50,000        60,000        70,000         80,000
----------------------------- ------------- ------------ ------------- -------------- --------------
            500,000               50,000       62,500        75,000        87,500        100,000
----------------------------- ------------- ------------ ------------- -------------- --------------
            700,000               70,000       87,500      105,000        122,500        140,000
----------------------------- ------------- ------------ ------------- -------------- --------------
            800,000               80,000      100,000      120,000        140,000        160,000
----------------------------- ------------- ------------ ------------- -------------- --------------
            900,000               90,000      112,500      135,000        157,500        180,000
----------------------------- ------------- ------------ ------------- -------------- --------------
          1,000,000              100,000      125,000      150,000        175,000        200,000
----------------------------- ------------- ------------ ------------- -------------- --------------
          1,100,000              110,000      137,500      165,000        192,500        220,000
----------------------------- ------------- ------------ ------------- -------------- --------------
          1,200,000              120,000      150,000      180,000        210,000        240,000
----------------------------- ------------- ------------ ------------- -------------- --------------


6. TECK COMINCO METALS LTD. RETIREMENT INCOME PLAN/SUPPLEMENTARY RETIREMENT INCOME PLAN

         One Named Executive Officer, Mr. Brain, is a participant in the Teck Cominco Metals Ltd. Retirement Income Plan (the "Pension Plan"), a qualified plan under the Income Tax Act and the Supplementary Retirement Income Plan (the "Supplementary Plan"). Both plans provide for 100% vesting after completion of two years of service and unreduced retirement benefits beginning at age 60 and 30 years of service, with reduced benefits for early retirement. The Supplementary Plan provides pension benefits based on a pension formula equal to 1.9% of average annual earnings (not including bonuses) for the highest thirty-six consecutive months of earnings multiplied by the participant's years of service, minus the benefits payable under the Pension Plan.

         At the end of 2004, as a participant in the Pension Plan and the Supplementary Plan, Mr. Brain had average annual earnings of $332,500 and 30 years of service.

         Based on years of service to December 31, 2004 and the average annual earnings described above, Mr. Brain's annual pension benefit would have been $184,038.

SUPPLEMENTAL PENSION DISCLOSURE

         The previous sections on executive pensions comply with the disclosure regulations currently in place. In the interest of greater disclosure and clarity for shareholders, the following tables provide additional information in respect of each of the Named Executive Officers.

         Amounts reported in the table below show the accrued liability in respect of the executive pensions at the previous fiscal year end and the current fiscal year end, including a reconciliation of the change in the accrued liability. The accrued liability is calculated in accordance with the methods and assumptions specified under Section 3461 of the Canadian Institute of Chartered Accountants Handbook. Specifically, all assumptions other than the discount rate are management's best estimate of future events that affect the cost of pensions, including assumptions about future salary increases. The discount rate has been determined based on the yields of AA Corporate bonds.

T------------------ ----------------- ----------------- ----------------- ----------------- -----------------
                                                                             Change in
                                                           Change in       Liability due
                                                         Liability due      to interest
                        Accrued                            to Salary           cost,            Accrued
                      Liability at                         Increases         assumption       Liability at
                      December 31,    Current Service    different than    changes(1) and     December 31,
       Name               2003          Cost in 2004      assumptions        experience           2004
------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Mr. Thompson           $6,753,800         $281,400          $338,200          $200,100         $7,573,500
------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Mr. Lipkewich          $4,813,300         $142,600          $ 96,400          $202,400         $5,254,700
------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Mr. Taylor             $3,392,400         $130,100           $ 800            $412,700         $3,936,000
------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Mr. Rozee              $ 139,800          $ 50,800          $ 1,000           $ 25,300         $ 216,900
------------------- ----------------- ----------------- ----------------- ----------------- -----------------
Mr. Brain              $2,006,000         $ 70,000          $67,000           $193,000         $2,336,000
------------------- ----------------- ----------------- ----------------- ----------------- -----------------

     (1)  Other than salary increases.

7.       EMPLOYMENT AGREEMENTS

         Messrs. Lipkewich, Taylor and Rozee have written employment agreements respecting the services to be provided by them and the benefits to be received. They are entitled to two years' remuneration, at their prevailing salaries, if their employment is terminated without cause. In addition, if they resign within three months of a change of control of the Company, they will be entitled to two years' remuneration. Based on their current salaries, these arrangements would result in payments of $1,025,000, $970,000 and $702,500 respectively.

8.       INSURANCE

         The Company carries Directors' and Officers' Liability Insurance covering acts and omissions of the Directors and Officers of the Company and those of its controlled subsidiaries. The policies have a combined aggregate limit of $125 million over a term of one year. The premium paid by the Company was $1,150,200 in respect of its Directors and officers as a group for 2005. The corporate policy provides for the Company to absorb a deductible amount of $500,000 on each loss and $1,000,000 with respect to securities claims.

         General By-law No. 1 of the Company provides for the indemnification of each Director and officer against all costs, charges and expenses reasonably incurred by him or her in respect of any action or proceeding to which he or she is made a party by reason of being a Director or officer of the Company, subject to the limitations contained in General By-law No. 1 and in the CANADA BUSINESS CORPORATIONS ACT.

                        REPORT ON EXECUTIVE COMPENSATION

         During 2004, the Compensation Committee of the Board consisted of J.B. Aune, Chairman of the Committee, L.I. Barber and R.J. Wright, Deputy Chairman of the Board. Mr. Wright, while a partner of the law firm Lang Michener, was Secretary of the Company from 1969 - 1971 and Vice President, General Counsel from April 1971 to August 1989. The Committee met three times during the year, including two in camera sessions.

         The Compensation Committee of the Board of Directors of the Company is responsible for establishing policies for determining the compensation of executives, and for fixing the compensation of Named Executive Officers (as defined in the Regulations of the ONTARIO SECURITIES ACT), including the granting of stock options and deferred share and restricted share units to them under the Company's long term incentive plans. Also, from time to time, the Compensation Committee reviews other compensation policies within the Company. In setting compensation, reference is made to other Canadian mining and metal refining companies with comparable revenues and market capitalization.

         The Compensation Committee endeavors to ensure that the Company's compensation policies effectively attract and retain highly qualified and experienced executives and managers. In establishing policies covering base salaries, benefits, cash bonuses and long term incentive plans, the Compensation Committee will continue to consider the recommendations of relevant officers of the Company, and may from time to time also seek the advice of independent consultants.

STRUCTURE OF EXECUTIVE COMPENSATION

         The Company's executive compensation plan covers four areas:

-        Base salaries
-        Cash bonuses
-        Long term incentives
-        Benefits

BASE SALARY

         Base salaries are determined through analysis of salaries paid by comparable employers, as well as individual performance as determined by the degree of achievement of business and operating goals. Total cash compensation, including base pay and bonus targets the median pay level of comparable employers, with higher levels of salary paid to employees who consistently achieve superior levels of performance.

BONUS PLAN

         A bonus plan is in place to provide a variable component of total cash compensation that is directly related to the financial performance of the Company and its business units as well as the achievement of individual performance objectives.

         Financial performance is measured in terms of Return On Capital Employed (ROCE). The bonus plan rewards executives for the effective use of existing capital and for new investments that achieve financial returns at least equal to the cost of capital. The bonus plan also reinforces the Company's corporate values of ensuring a safe and healthy workplace and protecting the environment.

         The bonus plan has three components: corporate, business unit, and personal performance. Weightings for these components vary by position, reflecting the impact each position has on Company-wide and business unit performance. Weightings and performance measures for each component of the plan for the positions of Chief Executive Officer and Senior Vice President, Marketing and Refining are illustrated below:

                   --------------------------------- -------------------------------- --------------------------------
                   Corporate                         Business Unit                    Personal
                   --------------------------------- -------------------------------- --------------------------------
                   Weighting       Performance       Weighting     Performance        Weighting      Performance
                                   Measure                         Measure                           Measure
------------------ --------------- ----------------- ------------- ------------------ -------------- -----------------
CEO                50%             ROCE              20%            ROCE              30%            Personal
                                                                    Safety                           performance
                                                                    Environment                      objectives
------------------ --------------- ----------------- ------------- ------------------ -------------- -----------------
Senior        VP,  30%             ROCE              40%            ROCE              30%            Personal
Marketing &                                                         Safety                           performance
Refining                                                            Environment                      objectives
------------------ --------------- ----------------- ------------- ------------------ -------------- -----------------

         Target bonuses are payable when corporate ROCE, business unit ROCE, safety and environment, and personal performance objectives are achieved. The target bonus for the Chief Executive Officer and other executives ranges from 30 to 40% of base salary. Bonus payouts can range from 0 to 200% of the target bonus, depending on corporate, business unit and personal performance.

         Prior to the merger with Cominco, the Company's compensation policy emphasized competitive base salaries. There was no bonus plan in place. Base salaries were set on the basis of competitive studies with a strong emphasis on individual and company performance. Following the merger, a new bonus plan, described above, was adopted as part of combining the compensation policies of the two companies. The base salaries of Messrs. Taylor, Lipkewich and Rozee reflect the original policy and are generally consistent with the total cash compensation, salary plus bonus, paid to Named Executive Officers who participate in the bonus plan. Other executives and new hires will participate in the bonus plan and eventually all of the Named Executive Officers will be paid on the same basis. In the interim, the Committee will review the performance of those officers not covered by the bonus plan and award bonuses to recognize extraordinary performance. As a result of that review, Messrs. Taylor, Lipkewich and Rozee were awarded the bonuses set out in the table on p. 20 for their performance in 2004.

BENEFITS

         Benefits are maintained at a level that is competitive overall with other Canadian mining and metal refining companies. Pension benefits for the Named Executive Officers are described on pages 22 to 24 of this circular.


EQUITY COMPENSATION PLANS

BACKGROUND

         The Company maintains two equity compensation plans (defined as compensation plans under which Class B Subordinate Voting Shares have been authorized for issuance): the 2001 Stock Option Plan and the 1995 Stock Option Plan. In addition, options (the "Merger Options") were issued in exchange for options of Teck Cominco Metals Ltd. (formerly Cominco Ltd.) in connection with the 2001 merger of the Company and Cominco Ltd.

         The 2001 Stock Option Plan continues to be instrumental in providing a market competitive total compensation package for attracting and retaining executives and key employees and linking long-term compensation to the performance of the Class B Subordinate Voting Shares. Since May 1, 2001 no further options have been or may be issued under the 1995 Stock Option Plan.


         The following table sets out (a) the number of Class B Subordinate Voting Shares (referred to as "Securities" in the table) to be issued upon exercise of options outstanding under the 2001 Stock Option Plan, the Merger Options and the 1995 Stock Option Plan, (b) the weighted average exercise price thereof, and (c) the number of Class B Subordinate Voting Shares remaining available for issuance under the 2001 Stock Option Plan.

       SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

------------------------------- ---------------------------- ---------------------------- ----------------------------
PLAN CATEGORY                   NUMBER OF SECURITIES TO BE    WEIGHTED-AVERAGE EXERCISE      NUMBER OF SECURITIES
                                  ISSUED UPON EXERCISE OF       PRICE OF OUTSTANDING        REMAINING AVAILABLE FOR
                                  OUTSTANDING OPTIONS (A)            OPTIONS (B)             FUTURE ISSUANCE UNDER
                                                                                           EQUITY COMPENSATION PLANS
                                                                                             (EXCLUDING SECURITIES
                                                                                           REFLECTED IN COLUMN (A))
                                                                                                      (C)
------------------------------- ---------------------------- ---------------------------- ----------------------------
Equity Compensation Plans                3,848,267                    $15.1265                     4,640,098
approved by securityholders
------------------------------- ---------------------------- ---------------------------- ----------------------------
Equity Compensation Plans not               N/A                          N/A                          N/A
approved by securityholders
------------------------------- ---------------------------- ---------------------------- ----------------------------
Total                                3,848,267 (1) (2)                $15.1265                   4,640,098 (2)
------------------------------- ---------------------------- ---------------------------- ----------------------------

(1) The Class B Subordinate Voting Shares to be issued upon exercise of outstanding options are comprised of (i) 2,805,167 Class B Subordinate Voting Shares reserved for issuance in respect of options previously granted under the 2001 Stock Option Plan, (ii) 909,100 Class B Subordinate Voting Shares reserved for issuance in respect of options issued in connection with the 2001 merger of Teck Corporation and Cominco Limited (the "Merger Options") and (iii) 134,000 Class B Subordinate Voting Shares reserved for issuance in respect of options previously granted under the 1995 Stock Option Plan. The aggregate number of Class B Subordinate Voting Shares reserved for issuance in respect of such outstanding options represents 1.90% of the aggregate number of Class A Common Shares and Class B Subordinate Voting Shares and 1.95% of the outstanding Class B Subordinate Voting Shares.

(2) The aggregate of 8,488,365 Class B Subordinate Voting Shares reserved for issuance under (i) the 2001 Plan in respect of outstanding options and options which may be granted in future thereunder, (ii) outstanding options under the 1995 Stock Option Plan, and (iii) outstanding options granted in 2001 as a result of the merger of the Company and Cominco Ltd. represents 4.20% of the aggregate number of outstanding Class A Common shares and Class B Subordinate Voting Shares and 4.30% of the number of outstanding Class B Subordinate Voting Shares.

DESCRIPTION OF THE 2001 STOCK OPTION PLAN

         Following is a summary of relevant aspects of the 2001 Stock Option Plan, a copy of which is available upon request from the Secretary of the Company.

         The 2001 Stock Option Plan was approved by the shareholders of the Company on April 25, 2001 and amendments thereto were approved by the shareholders of the Company on April 28, 2004.

         Under the 2001 Stock Option Plan, options may be granted to full-time employees of the Company and its affiliates and to consultants who are not insiders. Options may be granted in such amounts as the Compensation Committee considers appropriate having regard to past and anticipated future contributions of the respective optionee to the Company. No person may hold options to purchase more than one-half of one percent of the Class B Subordinate Voting Shares outstanding on the date of grant. No options may be granted under the 2001 Stock Option Plan after April 28, 2004 to non-executive directors.

         The exercise price for each option will continue to be the closing price for Class B Subordinate Voting Shares on the Toronto Stock Exchange (the "TSX") on the trading day next preceding the date of grant. Options will have such maximum term, not exceeding ten years, as the Option Committee or the Board, as the case may be, may determine, and the extent to which options may be exercised from time to time during their term will depend upon the length of service of the respective optionee. The Board adopted a policy in 2004 that requires option grants to vest in equal amounts over a 3 year period.

         The 2001 Plan does not permit the granting of any financial assistance in respect of the purchase of Class B Subordinate Voting Shares on exercise of options.

         The issuance of options under the 2001 Stock Option Plan is subject to the following restrictions: the number of options on Class B Subordinate Voting Shares granted in any one year may not exceed 1% of the issued and outstanding Class B Subordinate Voting Shares and (i) the number of Class B Subordinate Voting Shares eligible for exercise in any particular year may not exceed 5% of the issued and outstanding Class B Subordinate Voting Shares; (ii) the number of Class B Subordinate Voting Shares reserved for issuance under options granted to insiders of the Company as defined in the SECURITIES ACT (Ontario), ("Insiders") or under options granted to Insiders under any other share compensation arrangement of the Company may not exceed 10% of the Outstanding Issue (generally being the number of Class B Subordinate Voting Shares outstanding, less the number of Class B Subordinate Voting Shares issued in the prior 12 months pursuant to share compensation arrangements); (iii) Insiders may not, within a 12 month period, be issued a number of Class B Subordinate Voting Shares under the 2001 Stock Option Plan and/or under any other share compensation arrangement of the Company exceeding 10% of the Outstanding Issue;
(iv) any one Insider and that Insider's associates may not, within a 12 month period, be issued a number of Class B Subordinate Voting Shares under the 2001 Stock Option Plan and/or under any other share compensation arrangement of the Company exceeding 5% of the Outstanding Issue; and (v) the number of Class B Subordinate Voting Shares reserved for issuance under options granted under the 2001 Stock Option Plan and/or under any other share compensation arrangement to any one person may not exceed 5% of the Outstanding Issue.

         Options are non-assignable (other than to the optionee's registered retirement savings plan) and generally terminate on the termination of employment, provided that (i) in the case of the death of an employee, his or her personal representative will be entitled to exercise, until the earlier of the date of expiry and the third anniversary of the death, options which are currently vested and which would otherwise have vested within three years of death, (ii) in the case of the death of a director (who is not a full time employee) or of a consultant, his or her personal representative will be entitled to exercise, until the first anniversary of the death, options which are currently vested and which would otherwise have vested within the one year of death, (iii) in the case of retirement from employment, the optionholder will be entitled to exercise, until the earlier of the date of expiry and the third anniversary of retirement (or such other period as may be determined by the President in the case of early retirement), options which are currently vested at the date of retirement, (iv) in the case of resignation from employment, the optionholder will be entitled to exercise, until the earlier of the date of expiry and 90 days following the date of resignation, options which are currently vested at the date of resignation, (v) in the case of termination of employment (other than by discharge for cause), the optionholder will be entitled to exercise, until the earlier of the date of expiry and the first anniversary of termination of employment, options which are vested at the date of termination and, (vi) in the case of the termination of the appointment of a director or consultant, the optionholder will be entitled to exercise, until the earlier of the date of expiry and the first anniversary of termination of employment, options which are vested at the date of termination.

DESCRIPTION OF THE 1995 STOCK OPTION PLAN AND OF THE MERGER OPTIONS

         No further options may be granted under the 1995 Stock Option Plan and the number of Merger Options was limited to those granted in 2001 in connection with the Merger.

         Material details of the Options granted under the 1995 Stock Option Plan and of the Merger Options are described in note 13 to the Company's financial statements for the year ended December 31, 2004.


                      CHIEF EXECUTIVE OFFICER COMPENSATION

         Mr. Thompson, Deputy Chairman of the Board and Chief Executive Officer, has a current base salary of $1,075,000. Mr. Thompson participates in the Company's bonus and stock option plan, as well as the new share unit plans referred to above. Mr. Thompson's pension arrangements are described in the section of this report entitled "Pension Plan for Executives and Qualified Senior Salaried Employees".

         The Compensation Committee reviews the compensation of the Chief Executive Officer, his performance against specific objectives set out in the Strategic Plan, including the successful implementation of acquisition and divestment plans including the sale of Cajamarquilla, exceeding debt reduction, cash flow, earnings and return on capital targets and achieving the Elk Valley Coal synergy targets, resulting in a 5% increase in the Company's interest in the Partnership and determined that he was entitled to the bonus set out below.

         For 2004, Mr. Thompson's bonus was based on a corporate result of 175% of target, an overall business unit result of 116.2% of target and a personal performance result of 200% of target, for a total bonus of $917,700 or 85.4% of base salary.

         Compared to CEO compensation at Canadian mining and metal refining companies, and other comparable natural resource based companies, Mr. Thompson's compensation, including base pay, bonus and equity-based compensation, is close to the median of the comparator group.



Presented by the Committee:

         J. B. Aune
         L. I. Barber
         R. J. Wright

                             SHARE PERFORMANCE GRAPH

         The following graph illustrates the Company's five-year (to December 31, 2004) cumulative total shareholder return (assuming reinvestment of dividends on each dividend payment date) on a $100 investment on January 1, 1999 in Class A Common shares and Class B Subordinate Voting shares compared to the return on a comparable investment on the Diversified Metals & Mining Index (Sub Industry), the S&P TSX Composite Index and the Materials Index (Sector).

                Teck Cominco Limited Comparison of 5 Year Total
                          Common Shareholders' Return

                               [GRAPHIC OMITTED]



For the Financial Years                                          1999      2000     2001      2002     2003      2004

Teck Class A Common Shares                                        100       100      107       113      213       343
Teck Class B Subordinate Voting Shares                            100       106       97        90      172       292
Diversified Metals & Mining Index (Sub Industry)                  100        86       94       103      181       208
S&P/TSX Composite Index                                           100       107       94        82      104       119
Materials Index (Sector)                                          100        93      103       110      140       149

                            COMPENSATION OF DIRECTORS

         Commencing on April 28, 2004 the Company paid each of its Directors an annual fee of $25,000. In addition, for the financial year ended December 31, 2004, the Chairman of the Board was paid an annual retainer of $250,000, the non-executive Deputy Chairman of the Board was paid an annual retainer of $202,000, the Chairman and Deputy Chairman of the Audit Committee received additional fees of $10,000 and $5,000 respectively and the Chairmen of the Executive Committee, Compensation Committee, Pension Committee, Corporate Governance & Nominating Committee and Environment, Health & Safety Committee received an additional fee of $3,000 per annum.

         Directors who were not executives of the Company also received a fee of $1,500 for each Board meeting attended and $1,000 for each Committee Meeting attended, $3,500 per annum for service on the Executive Committee, Audit Committee, Compensation Committee, Pension Committee, Corporate Governance & Nominating Committee and Environment, Health & Safety Committee, reimbursement of all travel costs and a payment of $1,500 per annum for other expenses related to their duties.

         On April 28, 2004, the Board discontinued grants of options under the 2001 Stock Option Plan to non-executive Directors. Directors continue to hold options that were granted to them previously. As of December 31, 2004, the Chairman of the Board held options to purchase 496,500 Class B Subordinate Voting shares of which 218,000 date from his tenure as CEO of the Company, the non-executive Deputy Chairman of the Board held options to purchase 192,500 Class B Subordinate Voting shares and the other non-executive Directors of the Company held options to purchase 347,875 Class B Subordinate Voting shares in the aggregate, issued at the closing prices for those shares on the Toronto Stock Exchange on the day immediately preceding the respective dates of grant.

MANDATORY SHAREHOLDING POLICY FOR DIRECTORS

         In April, 2004 the Board implemented a Mandatory Shareholding Policy (the "Policy") for non-executive Directors. The Policy requires Directors to own 15,000 shares and/or DSU's or RSU's. Directors will have a period of five years within which to reach the mandatory level.


                SHAREHOLDER PROPOSALS FOR THE 2006 ANNUAL MEETING

         In order to be included in proxy material for the 2006 Annual Meeting of Shareholders shareholder proposals must be received by the Company at its offices at 200 Burrard Street, Vancouver, British Columbia, V6C 3L9, Attention:
Corporate Secretary, no later than December 2, 2005.

                             ADDITIONAL INFORMATION

         Copies of the following documents are available without charge to shareholders upon written request to the Corporate Secretary of the Company at 200 Burrard Street, Vancouver, British Columbia, V6C 3L9. Financial information is provided in the Company's comparative financial statements and MD&A for 2004.

(i) the 2004 Annual Report to Shareholders containing the consolidated financial statements for the year ended December 31, 2004, together with the accompanying report of the External Auditor;

(ii)   this Management Proxy Circular; and

(iii)  the Company's most recent Annual Information Form.

       Additional information relating to the Company is on SEDAR at WWW.SEDAR.COM.


                          BOARD OF DIRECTORS' APPROVAL

         The contents and sending of this Management Proxy Circular have been approved by the Board of Directors of the Company.

         DATED this 4th  day of March, 2005.


                                                           By Order of the Board


                                                           /s/ Karen L. Dunfee
                                                           -------------------
                                                           Karen L. Dunfee
                                                           Corporate Secretary

                              TECK COMINCO LIMITED

                          PROXY - CLASS A COMMON SHARES
                             ANNUAL GENERAL MEETING
                                 APRIL 27, 2005

            THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

         The undersigned shareholder of TECK COMINCO LIMITED (the "Company") hereby appoints Norman B. Keevil, Chairman of the Board of the Company, or failing him, Robert J. Wright, Deputy Chairman of the Board of the Company or failing him, David A. Thompson, Deputy Chairman and Chief Executive Officer, OR ALTERNATIVELY ________________ as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual Meeting of Shareholders of the Company (the "Meeting") to be held on April 27, 2005 and any adjournment thereof. The undersigned hereby acknowledges receipt of Notice of the Meeting and the accompanying Management Proxy Circular. The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

         Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:


1. To elect as Directors all nominees named in the accompanying Management Proxy Circular.
                  FOR _________             WITHHOLD VOTE _________

2.     To appoint PricewaterhouseCoopers as Auditors.
                  FOR _________             WITHHOLD VOTE _________

3.     To authorize the Directors to fix the remuneration of the Auditors.
                  FOR ________              AGAINST _________


         IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE COMPANY AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE MATTERS REFERRED TO IN EACH OF THE ITEMS.

         THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

         A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE.



         DATED this ________ day of ________________, 2005.



----------------------------------    ----------------------------------------
     Signature of Shareholder              (Number of Shares Represented)
                                                                (SEE NOTES OVER)

         This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy. Please sign exactly as your name appears on your share certificate. If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder. If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy. Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder. Where shares are held jointly, each owner must sign.

         By resolution of the Directors, proxies to be used at the Meeting must be deposited with the Company's Registrar and Transfer Agent, CIBC Mellon Trust Company, 1600 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 at least 48 hours before the date of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.


IMPORTANT NOTICE - Do you wish to receive quarterly reports? If so, please check the box below and return this form in the envelope provided, even if you choose not to sign this proxy. If you do not check the box, we will assume that you do not wish to receive quarterly reports; however you will continue to receive proxy material.

IF YOU WISH TO RECEIVE TECK COMINCO LIMITED QUARTERLY REPORTS PLEASE CHECK HERE

Your name and address are shown as registered - please notify CIBC Mellon Trust Company of any change in your address.

                              TECK COMINCO LIMITED

                    PROXY - CLASS B SUBORDINATE VOTING SHARES
                             ANNUAL GENERAL MEETING
                                 APRIL 27, 2005

            THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

         The undersigned shareholder of TECK COMINCO LIMITED (the "Company") hereby appoints Norman B. Keevil, Chairman of the Board of the Company, or failing him, Robert J. Wright, Deputy Chairman of the Board of the Company or failing him, David A. Thompson, Deputy Chairman and Chief Executive Officer, OR ALTERNATIVELY ________________ as proxyholder of the undersigned to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual Meeting of Shareholders of the Company (the "Meeting") to be held on April 27, 2005 and any adjournment thereof. The undersigned hereby acknowledges receipt of Notice of the Meeting and the accompanying Management Proxy Circular. The undersigned hereby ratifies and confirms and agrees to ratify and confirm all that the proxyholder may lawfully do by virtue hereof and hereby revokes any proxy previously given.

         Without limiting the general authorization and power hereby given, the proxyholder appointed above is hereby authorized to represent and vote, as specified below, all the shares represented by this proxy:


1. To elect as Directors all nominees named in the accompanying Management Proxy Circular.
                  FOR _________             WITHHOLD VOTE _________

2.     To appoint PricewaterhouseCoopers as Auditors.
                  FOR _________             WITHHOLD VOTE _________

3.     To authorize the Directors to fix the remuneration of the Auditors.
                  FOR _________             AGAINST _________


         IF THE PROXYHOLDER APPOINTED ABOVE IS THE NOMINEE OF MANAGEMENT OF THE COMPANY AND IF THE SHAREHOLDER MAKES NO CHOICE AS ABOVE PROVIDED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR THE MATTERS REFERRED TO IN EACH OF THE ITEMS.

         THE PROXYHOLDER APPOINTED ABOVE HAS THE AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS PROXY IN HIS DISCRETION IN RESPECT OF AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.

         A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND, VOTE FOR AND ACT ON BEHALF OF THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED ABOVE FOR THAT PURPOSE.


         DATED this __________ day of _________________, 2005.



----------------------------------    ----------------------------------------
     Signature of Shareholder              (Number of Shares Represented)
                                                                (SEE NOTES OVER)

         This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy. Please sign exactly as your name appears on your share certificate. If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder. If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy. Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder. Where shares are held jointly, each owner must sign.

         By resolution of the Directors, proxies to be used at the Meeting must be deposited with the Company's Registrar and Transfer Agent, CIBC Mellon Trust Company, 1600 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 at least 48 hours before the date of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the date of the Meeting.



IMPORTANT NOTICE - Do you wish to receive quarterly reports? If so, please check the box below and return this form in the envelope provided, even if you choose not to sign this proxy. If you do not check the box, we will assume that you do not wish to receive quarterly reports; however you will continue to receive proxy material.

IF YOU WISH TO RECEIVE TECK COMINCO LIMITED QUARTERLY REPORTS PLEASE CHECK HERE

Your name and address are shown as registered - please notify CIBC Mellon Trust Company of any change in your address.

                              TECK COMINCO LIMITED

Dear Shareholder:

As a non-registered shareholder of TECK COMINCO LIMITED, you are entitled to receive our interim financial statements, annual financial statements, or both. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.

As long as you remain a non-registered shareholder, you will receive this card each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (604) 688-4330 or at www.cibcmellon.com/InvestorInquiry.

WE ENCOURAGE YOU TO SUBMIT YOUR REQUEST ONLINE AT
WWW.CIBCMELLON.COM/FINANCIALSTATEMENTS. OUR COMPANY CODE NUMBER IS 7330A.

NOTE: Do not return this card by mail if you have submitted your request online.


                        REQUEST FOR FINANCIAL STATEMENTS

TO: CIBC Mellon Trust Company

Please add my name to the Supplemental Mailing List for TECK COMINCO LIMITED and send me their financial statements as indicated below:

INTERIM FINANCIAL STATEMENTS        |_|
ANNUAL FINANCIAL STATEMENTS         |_|

(Please Print)

Name ___________________________

Address _________________________

________________________________

________________________________

Postal Code/Zip Code ______________